BUSINESS

Our Company

We are the leading North American distributor of wallboard and suspended ceilings systems. Our product offering of wallboard, suspended ceilings systems, or ceilings, and complementary interior construction products is designed to provide a comprehensive solution for our core customer, the interior contractor who installs these products in commercial and residential buildings. Over time, we have increased our market share in the distribution of wallboard and ceilings, which management currently estimates is 13% for wallboard, based on volume produced in the United States and Canada, and 14% for ceilings, based on sales dollars in North America.

Since our predecessor company was founded in 1971, we have sought to aggressively grow the business by capturing market share, opening new branches and acquiring other businesses. We completed our first acquisition in 1972 and proceeded to scale our business through a series of small acquisitions and new branch openings in the years thereafter. By 2000, we had acquired Metro Building Supply and GTS, two large regional distribution operations with strong positions in their markets. These acquisitions enabled us to establish a truly national platform and begin to realize the benefits of national scale. During the 2008 to 2009 financial crisis, construction markets declined to unprecedented levels in the post-World War II era. During this period, we proactively right-sized our Company. We consolidated back office functions, eliminated non-critical positions, closed underperforming branches and drove efficiencies in our core distribution operation. Because of our financial strength during the downturn, we were able to retain our key people, continue to take market share and emerge from the recession as a stronger company. As the construction markets have begun to recover, we have continued our aggressive growth strategy, completing 12 acquisitions, constituting 32 branches, since the beginning of full year 2014 through January 31, 2016.

We serve as a critical link between our suppliers and our highly fragmented customer base of over 20,000 contractors. Based on wallboard's unique product attributes and delivery requirements, distributing wallboard requires a higher degree of logistics and service expertise than most other building products. Wallboard has a high weight-to-value ratio, is easily damaged, cannot be left outside and often must be delivered to a job site before or after normal business hours. Due to the weight of the product, we are often required to deliver wallboard to the specific room where it will be installed. For example, we can place the precise amount and type of wallboard necessary for a second story room of a new building through the second story window using a specialized truck with an articulating boom loader. To do this effectively, we need to load the truck at the branch so that the precise amount and type of wallboard for each room of the building can be off-loaded by the articulating boom loader in the right sequence. Our sales, dispatch and delivery teams then coordinate an often complicated, customized delivery plan to ensure that our delivery schedule matches the customer's job site schedule, that deliveries are made with regard to the specific challenges of a customer's job site, that no damage occurs to the customer's property and, most importantly, that proper safety procedures are followed at all times. Often this requires us to send an employee to a jobsite before the delivery is made to document the specific requirements and safety considerations of a particular location. Given the logistical intensity of this process and the premium contractors place on distributors delivering the right product, at the right time, in the right place, we are able to differentiate ourselves based on service and can generate attractive gross profit margins. In addition to executing a logistics-intensive service, for all of our products we facilitate purchasing relationships between suppliers and our highly fragmented customer base by transferring technical product knowledge, educating contractors on proper installation techniques for new products, ensuring local product availability and extending trade credit.

We believe our strategic focus and operating model enable us to differentiate ourselves within our industry. Whereas several of our competitors are part of larger organizations that manufacture or distribute a wide variety of products, we focus on distributing wallboard, ceilings and complementary

interior construction products. We believe this focus enables us to provide superior service and product expertise to our customers. In addition, our operating model combines a national platform with a local go-to-market strategy through over 180 branches across the country. We believe this combination enables us to generate economies of scale while maintaining the high service levels, entrepreneurial culture and customer intimacy of a local business. In order to tailor its products and services to meet the needs of its local market, each of our branches operates with a significant amount of autonomy within the parameters of our overall business model. Branch managers are responsible for sales, pricing and staffing activities, and have full operational control of customer service and deliveries. They are compensated in part based on the profit they are able to achieve, which aligns their incentives with our financial goals. We believe our experienced, locally-focused teams, and our ability to develop, motivate and incentivize them, are key to our success. Through our Yard Support Center, which includes over 120 employees at our corporate office in Atlanta, we support our branches with various back office functions including accounting, IT, legal, safety, human resources, marketing and risk management. We also use our Yard Support Center to generate purchasing efficiencies and share best practices across our branch network.

We have grown our Company and developed our distinctive culture under strong, consistent leadership. Our senior management team has been with us for an average of over 20 years. We have been able to retain top talent and incentivize managers through our entrepreneurial culture and broad-based equity ownership. Prior to this offering 71 of our employees own approximately 32% of our common stock, including vested options. Together with our strong base of experienced operators, our management team has grown our Company from a single site location to the market leader we are today.

Our Industry

As the U.S. construction market evolved during the second half of the 20th century, contractors began to specialize in specific trades within the construction process, and specialty distributors emerged to supply them. One of these trades was wallboard and ceilings installation, and we, along with other specialty distributors, tailored our product offerings and service capabilities to meet the unique needs of that trade. Today, specialty distributors comprise the preferred distribution channel for wallboard and ceilings in both the commercial and residential construction markets.

We believe the success of the specialty distribution model in wallboard and ceilings is driven by the strong value proposition provided to our customers. Given the logistical complexity of the distribution services we provide, the expertise needed to execute effectively, and the special equipment required, we believe specialty distributors focused on wallboard and ceilings are best suited to meet contractors' needs.

The table below provides an overview of the supply chain in our industry, which illustrates management's estimate of the share of the supply channel that is represented by specialty distributors.

Supply Chain Overview



(1) Based on management's estimates. ⌐ ⌐ Indicates the channels in which GMS competes.

   We estimate the North American market for the distribution of wallboard, ceilings and complementary interior construction products generated approximately $14 billion in sales in 2014. Of that market, we believe approximately $11 billion was served through specialty distributors like GMS, while the remaining approximately $3 billion was served by big box retailers, lumberyards and other channels. Despite continued consolidation among our competitors, we believe the North American specialty distribution industry remains highly fragmented and consists of approximately 400 local or regional participants. Our largest competitors in the North American specialty distribution industry include Allied Building Products (a subsidiary of CRH plc), Foundation Building Materials, L&W Supply (a subsidiary of USG) and Winroc (a subsidiary of Superior Plus). However, we believe smaller, regional or local competitors still comprise more than half of the industry. In contrast, the manufacturers of wallboard and ceilings products are highly consolidated. Since the late 1990s, the number of North American wallboard manufacturers has been reduced from twelve to seven, with the top four manufacturers representing approximately 75% of the wallboard market in 2014. Similarly, management estimates that three ceilings manufacturers accounted for approximately 95% of the ceilings manufactured in North America during 2014.

The main drivers for our products are commercial new construction, commercial R&R, residential new construction and residential R&R. Commercial new construction and residential new construction have historically been cyclical, while the commercial R&R and residential R&R drivers of our business have historically been more stable. We believe all four end markets have begun an extended period of expansion following a deep and prolonged downturn. Throughout most of the post-World War II era, the commercial construction cycle has typically lagged the residential construction cycle by approximately 12 to 24 months. We believe this lag, along with our balanced exposure to all four end markets and the more stable nature of the R&R markets, helps mitigate a portion of the cyclicality in our individual end markets and leads to lower volatility in our earnings than less diversified, more cyclical building products companies.



Source: U.S. Census Bureau and Dodge Data & Analytics.

Commercial

Our addressable commercial construction market is composed of a variety of commercial and institutional sub-segments with varying demand drivers. Our commercial markets include offices, hotels, retail stores and other commercial buildings, while our institutional markets include educational facilities, healthcare facilities, government buildings and other institutional facilities. The principal demand drivers across these markets include the overall economic outlook, the general business cycle, government spending, vacancy rates, employment trends, interest rates, availability of credit and demographic trends. Given the extreme depth of the last recession, despite the growth to date, activity in the commercial construction market remains well below average historical levels. According to Dodge Data & Analytics, new commercial construction square footage put in place was 935 million square feet during the 2015 calendar year, which is an increase of 38% from 680 million square feet during the 2010 calendar year. However, new commercial construction square footage put in place of 935 million square feet in 2015 would have needed to increase by 36% in order to achieve the historical market average of 1.3 billion square feet annually since 1970. We believe this represents a significant opportunity for growth as activity continues to improve.



New Commercial Construction Starts	Units (MSF)	2015	Unit Difference	Percentage Difference
Peak(1)	**1,667**	**935**	**732**	**78.3%**
Long-Term Average(2)	**1,272**	**935**	**337**	**36.1%**
Average Cyclical Low(3)	**1,108**	**935**	**173**	**18.5%**

(1) Prior peak occurred in 2007.

(2) Average since 1970.

(3) Prior downturn troughs include 1970, 1975, 1982, 1992 and 2003.

Source: Dodge Data & Analytics.

We believe commercial R&R spending is typically more stable than new commercial construction activity. Commercial R&R spending is driven by a number of factors, including commercial real estate prices and rental rates, office vacancy rates, government spending and interest rates. Commercial R&R spending is also driven by commercial lease expirations and renewals, as well as tenant turnover. Such events often result in repair, reconfiguration and/or upgrading of existing commercial space. As such, the commercial R&R market has historically been less volatile than commercial new construction. While there is very limited third party data for commercial R&R spending, we believe spending in this end market is in a period of expansion and will continue to grow for the next several years.

Residential

Residential construction activity is driven by a number of factors, including the overall economic outlook, employment, income growth, home prices, availability of mortgage financing, interest rates and consumer confidence, among others. According to the U.S. Census Bureau, U.S. housing starts reached 1.1 million in the 2015 calendar year, which is an increase of 10% from 2014 starts of 1.0 million. While housing starts increased for the sixth consecutive year in 2015, activity in the market remains well below historical levels. New residential housing starts of 1.1 million in 2015 would have needed to increase by 30% in order to reach their historical market average of 1.5 million annually since 1970. Industry analysts expect that over the long-term housing starts will return to their historical average, which we believe will result in substantial growth from current levels.



Housing Starts	Units (thousands)	2015	Unit Difference	Percentage Difference
Peak(1)	**2,068**	**1,112**	**957**	**86.0%**
Long-Term Average(2)	**1,450**	**1,112**	**338**	**30.4%**
Average Cyclical Low(3)	**1,079**	**1,112**	**(33)**	**(3.0)%**

(1) Prior peak occurred in 2005.

(2) Average since 1970.

(3) Prior downturn troughs include 1975, 1982 and 1991.

Source: U.S. Census Bureau.

While residential R&R activity is typically more stable than new construction activity, we believe the prolonged period of under-investment during the recent downturn will result in above-average growth for the next several years. The primary drivers of residential R&R spending include changes in existing home prices, existing home sales, the average age of the housing stock, consumer confidence and interest rates. According to the U.S. Census Bureau, residential R&R spending reached $134.6 billion in the 2014 calendar year, which is an increase of 1.1% from $133.1 billion in 2013, and we believe this trend will continue for the next several years.



Source: U.S. Census Bureau.

Note: Dollars adjusted for inflation based on Consumer Price Index data provided by the U.S. Department of Labor, Bureau of Labor Statistics.

Our Strengths

We believe that the following competitive strengths will drive our future growth:

Entrepreneurial culture. We believe our entrepreneurial, results-driven culture fosters highly dedicated employees who provide our customers with outstanding service that differentiates us from our competition. We empower managers with the independence and authority to make decisions locally. Further, we incentivize employees throughout our Company to generate business and execute it profitably through a compensation program that includes variable compensation and equity ownership. Prior to this offering, 71 of our employees own approximately 32% of our common stock, including vested options. We also believe our entrepreneurial culture, combined with our dedication to developing, training and providing opportunities for all of our employees, helps us attract and retain top talent. Similarly, we believe these characteristics have also positioned us as an attractive acquirer for smaller distributors whose owners are seeking liquidity.

Market leader with significant scale advantages. We are the largest North American specialty distributor of wallboard, ceilings and complementary interior construction products. Our industry is characterized by a large number of smaller, local distributors, which generally lack our level of scale and resources. We believe our leading market position, national reach and differentiated platform provide us significant advantages relative to these competitors, including:

- advantageous purchasing and sourcing, such as exclusive supplier relationships in many markets;

- significant flexibility to efficiently and economically serve a broad range of customers, ranging from local specialty contractors to large production home builders, across their span of operations; and

- substantial financial and human resources to invest in developing our employees and maintaining our market-leading fleet and infrastructure.

Unwavering focus on relationships and superior service. We aim to be the premier partner of choice for our customers, suppliers and employees as well as smaller distributors whose owners may be seeking liquidity.

- *Customers.* We believe we offer superior services and solutions due to our comprehensive product offering, local market knowledge, product expertise and the quality of our service. We deliver products to job sites in a precise, safe and timely manner with around-the-clock support from our dedicated local teams.

- *Suppliers.* We provide a trusted professional partnership, resources for investment in growth and differentiated market access through our national reach. As a result, we have become a significant customer for our top suppliers, which enables us to obtain both competitive pricing and access to product in times of tight supply.

- *Employees.* We provide our employees with an entrepreneurial culture, a safe work environment, attractive compensation, financial incentives and career development opportunities.

- *Acquisition candidates.* We provide smaller distributors whose owners may be seeking liquidity with the opportunity to continue to operate their business in an entrepreneurial manner while relieving them of the risks and burdens associated with owning a small business. We also offer these owners scale advantages, resources for future growth and an attractive culture and platform for their employees.

Differentiated operating model. We believe the combination of our national scale with our local go-to-market strategy helps to drive our growth and attractive margin profile. Specifically, through our Yard Support Center we are able to benefit from scaled purchasing efficiencies, integrated technology

systems and shared best practices across our branch network, while still tailoring our service and product offering to the local preferences of each market. By retaining local brands and substantial autonomy in our branches, we are able to leverage local relationships and generate strong customer loyalty. In addition, we believe the inherent diversity in our model across customers, geographies and end markets offers lower volatility and less cyclicality than less diversified distributors in the building materials industry. We have low customer concentration with our largest customer representing less than 3% of our sales in fiscal 2015; we have geographic diversity with operations in 41 states; and based on certain assumptions by management as to the application of our products and our end markets, we believe that we have a balanced mix of business between the commercial and residential markets as well as between the new construction and R&R markets.

Multi-faceted growth.   We have a track record of achieving above-market growth by capturing market share within our existing footprint, opening new branches and making selective acquisitions. Based on market data from the Gypsum Association and management's estimates, our volume growth has outpaced the wallboard market by an average of approximately 900 basis points annually over the past six years, and we have increased our market share by approximately 450 basis points over the same period. We believe our success in capturing market share is due to our differentiated culture, superior customer service, national scale and strong supplier relationships. We also have a successful history of growth through opening new branches in select locations where we have identified opportunities in underserved markets. Since the beginning of 2010, we have opened 26 new branches and we currently expect to open several new branches each year depending on market conditions. The new branches we have opened since 2010 have typically delivered attractive returns on invested capital in these markets within a few years. In addition, we complement our organic growth strategy with tuck-in acquisitions, of which we completed 12, constituting 32 new branches, since the beginning of full year 2014 through January 31, 2016. We believe our success in acquiring smaller distributors has been the result of our highly selective acquisition criteria, our focus on culture, our strategy of maintaining the acquisition's existing brand, when appropriate, to help ensure customer and employee continuity, our experience with integration, our national scale and our competitive position.

Wallboard Volume Market Share



Year Ended December 31:	2010	2011	2012	2013	2014[1]	2015[2]
	8.6%	8.8%	9.4%	9.9%	11.1%	13.1%

North America Wallboard Volume (million square feet)[3]

	2010	2011	2012	2013	2014	2015
North America Total Market	17,067	17,199	18,927	20,512	21,522	22,074
% growth	NA	0.8%	10.0%	8.4%	4.9%	2.6%
GMS Total	1,475	1,511	1,772	2,034	2,386	2,903
% growth	NA	2.4%	17.3%	14.8%	17.3%	21.7%
GMS Growth / Total Market Growth	NA	3.2x	1.7x	1.8x	3.5x	8.3x

Source: Gypsum Association and Company data.

(1)   Includes the wallboard volume from entities acquired in fiscal 2015 assuming that the entities were acquired on January 1, 2014.

(2)   Includes the wallboard volume from entities acquired in fiscal 2016 assuming that the entities were acquired on January 1, 2015.

(3)   Represents the wallboard production volume of U.S. manufacturing facilities, some of which is sold into Canada.

Our Strategy

Our objective is to strengthen our competitive position, achieve above-market rates of profitable growth and increase stockholder value through the following key strategies:

Continue to invest in our employees, assets and infrastructure.   We believe our above market growth is driven by the quality of our employees and our ability to continuously develop outstanding talent. Each year we target graduates from premier universities to enter our training program and spend considerable time and resources training them across all major functions of our operations. In addition to recruiting and training new talent, we have developed an extensive management training program for existing, high potential employees which is focused on developing sales capabilities, financial acumen and operational and safety expertise. While these programs represent a considerable investment, we believe they are critical to supporting our growth strategy by providing managers for new branches and increasing the overall capacity of our management team. Many of our former trainees have been promoted to run branches, regions and even divisions throughout our Company. We also believe the size and growth of our Company provide our employees with superior career opportunities than many of our competitors, which further enables us to recruit and retain top talent. To ensure that we support our employees with the best equipment, systems and infrastructure, we also continue to invest in other key areas of our business. We have a young and well maintained fleet of trucks and delivery equipment and have also made significant investments in our IT infrastructure and continuously improve our IT capabilities.

Grow market share within our existing geographic footprint.   We expect to continue to capture profitable market share from competitors within our existing geographic footprint. We believe that our dedication to delivering superior customer service and our national scale differentiates us from our competitors. We also continue to provide strong financial incentives, support and technology to maximize the efficiency and effectiveness of our experienced salesforce as they work to provide local market expertise and tailored solutions for our customers. For example, our salesforce will provide our customers with leads on new job activity that helps them grow their businesses. Additionally, we have a strategic initiative to leverage our national capabilities to serve large homebuilders throughout their operations that we believe will increase our penetration of those accounts. We believe this provides a compelling value proposition for our homebuilder customers by ensuring consistent service levels across their footprint.

Accelerate growth by selectively opening new branches and executing acquisitions.   We believe that significant opportunities exist to expand our geographic footprint by opening new branches and executing selective, tuck-in acquisitions.

- *New branches.* Our strategy for opening new branches is to further penetrate markets that are adjacent to our existing operations. Typically, we have pre-existing customer relationships in these markets but need a new location to fully capitalize on those relationships. Relative to our size and scale, the capital investment required to open a new facility is usually small, and the new branches we have opened over the past five years have typically generated attractive returns on invested capital within a few years. We believe our existing infrastructure is capable of supporting a much larger branch network, and we currently expect to open several new branches each year depending on market conditions.

- *Selective acquisitions.* We will continue to selectively pursue tuck-in acquisitions and have a dedicated team of professionals to manage the process. Due to the large, highly fragmented nature of our market and our reputation throughout the industry, we believe we have the potential to access a robust acquisition pipeline that will continue to supplement our strong organic growth. We use a rigorous targeting process to identify acquisition candidates that will fit our culture and business model. As a result of our scale, purchasing power and ability to improve operations through implementing best practices, we believe we can achieve substantial synergies and drive earnings accretion from our acquisition strategy. We also believe that our successful track record in acquiring businesses provides a competitive advantage in the evaluation and integration of future acquisitions. We consistently strive to maintain an extensive and active acquisition pipeline and are often evaluating several acquisition opportunities at any given time.

Capitalize on accelerating growth across distinct end markets.   We believe the new commercial and residential construction markets have both begun an extended period of expansion. Given the extreme depth of the last recession, despite the growth to date, activity in both markets remains well below average historical levels. As such, we believe both markets will experience an extended, sustained period of growth in the future. In addition, while R&R activity has historically been more stable than new construction activity, we believe the prolonged period of under-investment during the downturn will result in above-average growth in both commercial and residential R&R activity in the near term.

Achieve improved financial performance through operational excellence and operating leverage.   Over the past five years, as volumes have recovered and as we have streamlined our operating model, our Adjusted EBITDA margins have improved significantly. Our Yard Support Center continues to drive procurement savings and operational excellence across our branch network. Our operational initiatives include optimizing pricing, improving fleet utilization and maximizing working capital efficiency. As our volumes continue to grow, we expect margins to improve from the inherent operating leverage in our business. In the past, our existing branch network has supported substantially higher volumes per

branch. As our end markets continue to recover, we expect to generate higher operating margins on incremental volume as we leverage our fixed costs at our existing branches. Similarly, we have made significant investments in our Yard Support Center over the past few years to prepare for significant growth in our business. As we continue to grow our volumes, we expect to gain operating leverage on that investment in the years ahead.

Products

We provide a comprehensive product offering of over 20,000 stock-keeping-units, or SKUs, of wallboard, ceilings and complementary interior construction products for interior contractors. By carrying a full line of wallboard and ceilings along with steel framing and ancillary products, we are able to serve as a one-stop-shop for our customers.

Wallboard

Wallboard is one of the most widely used building products for interior and exterior walls and ceilings in residential and commercial structures due to its low cost, ease of installation and superior performance in providing comfort, fire resistance, thermal insulation, sound insulation, mold and moisture resistance, impact resistance, aesthetics and design elements. Wallboard is sold in panels of various dimensions, suited to various applications. These panels come in ½ inch, ⅜ inch and ⅝ inch thicknesses, with varying lengths and widths designed to meet customers' needs for various applications. Panels with greater thickness provide increased durability and sound insulation. In commercial and institutional construction projects, architectural specifications and building codes provide requirements related to the thickness of the panels and, in some cases, other characteristics, including fire resistance. In addition, there are wallboard products that provide some additional value in use. These include lighter weight panels, panels with additional sound insulation, and panels coated to provide mold and moisture resistance. In addition to the interior wallboard products described above, exterior sheathing is a water-resistant wallboard product designed for attachment to exterior side-wall framing as an underlayment for various exterior siding materials. These panels are manufactured with a treated, water-resistant core faced with water-repellent paper on both face and back surfaces and long edges.

While highly visible and essential, wallboard typically comprises only 3% to 5% of a new home's total cost. Given its low price point relative to other materials, we believe that there is no economical substitute for wallboard in either residential or commercial applications. We believe wallboard demand is driven by a balanced mix of both residential and commercial new construction as well as R&R activity.

Ceilings

Our ceilings product line consists of suspended mineral fiber, soft fiber and metal ceiling systems primarily used in offices, hotels, hospitals, retail facilities, schools and a variety of other commercial and institutional buildings. The principal components of our ceiling systems are typically square mineral fiber tiles and the metal grid that holds the tile in place. The systems vary by acoustical performance characteristics, reflectivity, color, fire protection and aesthetic appeal. In addition to these systems, we have expanded our ceilings product offering to include architectural specialty ceilings. This product line consists of a variety of specialty shapes that provide a room with a unique visual effect as well as enhanced acoustical performance. As a result of the specified, often customized nature of these products, architectural specialty ceilings are a growing, high margin component of our product offering.

Our ceilings product line is almost exclusively sold into commercial and institutional applications. Because interior contractors who purchase ceilings frequently buy wallboard from the same distributor, carrying our ceilings product line helps increase our sales of wallboard and other complementary products, which are often delivered together with ceilings to the same worksite as part of a commercial package.

In the ceilings market, brand is highly valued and often specified by the architect of a commercial building. Because of our strong market position, we have exclusive access to the leading ceilings brand in many of our local markets. Where we have exclusivity, these specifications help us drive sales of ceilings products as well as all of the complementary products we sell as part of our commercial package. In effect, our exclusivity on the leading ceiling tile brand creates a virtuous cycle which helps reinforce our market position in our other products. In addition, because ceiling tile systems differ in size, shape and aesthetic appeal between manufacturers, they are often replaced with the same brand for repair and remodeling projects. As a result, the leading brand's installed base of product generates built in demand for replacement product over time. Because we have exclusive access to that brand in certain markets, we benefit from these recurring sales.

Steel Framing

Our steel framing product line consists of steel track, studs and the various other steel products used to frame the interior walls of a commercial or institutional building. Typically the contractor who installs the steel framing also installs the wallboard, and the two products along with ceilings, insulation and other products are sold together as part of a commercial package. Nearly all of our steel framing products are sold for use in commercial buildings.

Other Products

In addition to our three main product lines, we supply our customers with complementary products, including insulation, ready-mix-joint compound and various other interior construction products. We also supply our customers with the ancillary products they need to complete the job including tools and safety products. We partner with leading branded vendors for many of these products and allow them to merchandise their products in our show rooms that are adjacent to many of our warehouses.

Customers and Suppliers

Customers

Our diverse customer base consists of more than 20,000 contractors as well as home builders. We maintain local relationships with our contractors through our network of branches and our extensive salesforce. We also serve our large homebuilder customers through our local branches, but are able to coordinate the relationship on a national basis through our Yard Support Center. Our ability to serve multi-regional homebuilders across their footprint provides value to them and differentiates us from most of our competitors. During fiscal 2015, our single largest customer accounted for 3% of our net sales and our top ten customers accounted for 11%.

Suppliers

Our leading market position, national footprint and superior service capabilities has allowed us to develop strong relationships with our suppliers. We maintain exceptional, long-term relationships with all seven major North American wallboard manufacturers, as well as the three major ceilings manufacturers: Armstrong, CertainTeed and USG. Because we account for a meaningful portion of their volumes and provide them with an extensive salesforce to market their products, we are viewed by our suppliers as a key channel partner. We believe this position provides us with advantaged procurement.

Sales and Marketing

Our sales and marketing strategy is to provide a comprehensive set of high-quality products and superior services to contractors and builders reliably, safely, accurately and on-time. We have a highly

experienced sales force of more than 500 people who manage our customer relationships and grow our customer base. We have strategies to increase our customer base at both the corporate and local branch levels, which employ sales strategies to drive and grow strong relationships with our customers, whether they serve a small local market, or a national footprint. We believe that the experience and expertise of our salesforce differentiates us from our competition particularly in the commercial market, which requires a highly technical and specialized product knowledge and a sophisticated delivery plan.

Employees

As of January 31, 2016, we had approximately 3,700 employees, of which less than 3% were affiliated with labor unions. We believe that we have good relations with our employees. Additionally, we believe that the training provided through our development programs and our entrepreneurial, performance-based culture provides significant benefits to our employees.

Properties

Facilities

Our corporate headquarters is in Tucker, Georgia. In addition, we have one leased sales office in Atlanta, Georgia and one owned office in Riverview, Florida. In addition, we are holding five of our owned properties for sale, with three in the Atlanta, Georgia metropolitan area, one in Winston-Salem, North Carolina and one in Austin, Texas. We operate our business through over 180 branches, across 41 states and the District of Columbia. The covered square footage of our warehouses is equal to an aggregate of approximately 5.5 million square feet. As of January 31, 2016, we owned 78 of our facilities, some of which were used as collateral to secure the Term Loan Facilities. We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear.

As of January 31, 2016, we operated 178 branches, a few with multiple facilities, located in the following locations:

Location	Number of Branches	Location	Number of Branches
Alabama	5	Montana	2
Alaska	1	Nebraska	2
Arizona	1	Nevada	1
Arkansas	3	New Jersey	2
California	5	New Mexico	5
Colorado	6	North Carolina	9
Delaware	2	North Dakota	3
District of Columbia	1	Ohio	1
Florida	9	Oklahoma	2
Georgia	16	Oregon	5
Hawaii	1	Pennsylvania	1
Idaho	3	South Carolina	9
Illinois	1	South Dakota	1
Iowa	1	Tennessee	4
Kansas	1	Texas	15
Kentucky	3	Virginia	12
Louisiana	1	Washington	10
Maryland	6	West Virginia	1
Michigan	10	Wisconsin	6
Minnesota	5	Wyoming	1
Missouri	5	**Total**	**178**

Subsequent to January 31, 2016, we added three branches in Massachusettes and three branches in Illinois.

Fleet

We maintain a dedicated fleet of approximately 2,000 leased and owned pieces of equipment, including approximately 500 trucks with articulating boom loaders and nearly 300 flatbed trucks. Our fleet can be transferred across our branch network based upon changes in demand. Our leased fleet currently accounts for roughly 40% of total vehicles, with the remaining 60% being owned.

Competition

We compete against other specialty distributors as well as big box retailers and lumberyards. Among specialty distributors, we compete against a small number of large distributors and many small, local, privately-owned distributors. Our largest competitors include: Allied Building Products (a subsidiary of CRH plc), Foundation Building Materials, L&W Supply (a subsidiary of USG) and Winroc (a subsidiary of Superior Plus). However, we believe smaller, regional or local competitors still comprise approximately more than half of the North American specialty distribution market. The principal competitive factors in our business include, but are not limited to, availability of materials and supplies; technical product knowledge and expertise; advisory or other service capabilities; delivery capabilities; pricing of products; and availability of credit.

Seasonality

In a typical year, our operating results are impacted by seasonality. Historically, sales of our products have been slightly higher in the first and second quarters of each fiscal year due to favorable weather and longer daylight conditions during these periods. Seasonal variations in operating results may be impacted by inclement weather conditions, such as cold or wet weather, which can delay construction projects.

Government Regulations

While we are not engaged in a "regulated industry," we are subject to various federal, state and local government regulations applicable to the business generally in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety, work place safety, transportation, zoning and fire codes. We strive to operate each of our branches in accordance with applicable laws, codes and regulations. We believe we are in compliance in all material respects with existing applicable environmental laws and regulations and our employment, workplace health and workplace safety practices.

Our operations in domestic interstate commerce are subject to the regulatory jurisdiction of the DOT, which has broad administrative powers with respect to our transportation operations. We are subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimension and driver hours of service also are subject to both federal and state regulation. See "Risk Factors—Risks Related to Our Business and Industry—Federal, state, local and other regulations could impose substantial costs and restrictions on our operations that would reduce our net income." Our operations are also subject to the regulatory jurisdiction of OSHA, which has broad administrative powers with respect to workplace and jobsite safety.

Litigation and Legal Proceedings

From time to time, we are involved in lawsuits that are brought against us in the normal course of business. We are not currently a party to any legal proceedings that would be expected, either individually or in the aggregate, to have a material adverse effect on our business or financial condition.

The building materials industry has been subject to personal injury and property damage claims arising from alleged exposure to raw materials contained in building products as well as claims for incidents of catastrophic loss, such as building fires. As a distributor of building materials, we face an inherent risk of exposure to product liability claims in the event that the use of the products we have distributed in the past or may in the future distribute is alleged to have resulted in economic loss, personal injury or property damage or violated environmental, health or safety or other laws. Such product liability claims have included and may in the future include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In particular, certain of our subsidiaries have been the subject of claims related to alleged exposure to asbestos-containing products they distributed prior to 1979, which have not materially impacted our financial condition or operating results. Since 2002, approximately 944 asbestos-related personal injury lawsuits have been brought and we vigorously defend against them. Of these, 855 have been dismissed without any payment by us, 21 are on deferred or inactive court dockets, 63 are pending and only 5 have been settled. In total, we have paid an aggregate of less than $300,000 in connection with these settlements. One of the pending cases is currently scheduled for trial later this year and is in the early stages of discovery. The complaint names one of our subsidiaries, along with multiple other parties, as a defendant and seeks unspecified damages. Despite our past experience, the amount, if any, required to resolve this matter may be significantly higher than amounts paid in prior settlements and could be material to us. We have not recorded a reserve, nor disclosed a potential range, for this matter because the amount of any exposure cannot be reasonably estimated at this time. See "Risk Factors—Risks Related to Our Business and Industry—We are exposed to product liability, warranty, casualty, construction defect, contract, tort, employment and other claims and legal proceedings related to our business, the products we distribute, the services we provide and services provided for us by third parties."

Intellectual Property

We own United States trademark registrations for approximately 20 trademarks that we use in our business. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain these trademark registrations so long as they remain valuable to our business. Other than certain of our local brands, the retention of which we believe helps maintain customer loyalty, we do not believe our business is dependent to a material degree on trademarks, patents, copyrights or trade secrets. In addition, other than commercially available software licenses, we do not believe that any of our licenses for third-party intellectual property are material to our business, taken as a whole.

Environmental, Health and Safety

We are subject to various federal, state and local environmental, health and safety laws and regulations, including laws and regulations governing the investigation and cleanup of contaminated properties, air emissions, water discharges, waste management and disposal, product safety and workplace health and safety. These laws and regulations impose a variety of requirements and restrictions on our operations and the products we distribute. The failure by us to comply with these laws and regulations could result in fines, penalties, enforcement actions, third party claims, damage to property or natural resources and personal injury, requirements to investigate or cleanup property or to pay for the costs of investigation or cleanup, or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment or remedial actions and could negatively impact our reputation with customers. Environmental, health and safety laws and regulations applicable to our business, the products we distribute and the business of our customers, and the interpretation or enforcement of these laws and regulations, are constantly evolving and it is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition or results of operations. Should

environmental, health and safety laws and regulations, or their interpretation or enforcement, become more stringent, our costs, or the costs of our customers, could increase, which may have an adverse effect on our business, financial position, results of operations or cash flows.

Under certain laws and regulations, such as the U.S. federal Superfund law or its state equivalents, the obligation to investigate, remediate, monitor and clean up contamination at a facility may be imposed on current and former owners, lessees or operators or on persons who may have sent waste to that facility for disposal. Liability under these laws and regulations may be imposed without regard to fault or to the legality of the activities giving rise to the contamination. Moreover, we may incur liabilities in connection with environmental conditions currently unknown to us relating to our prior, existing or future owned or leased sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired.